July 4, 2024

Avi S. Katz
Chief Executive Officer
GigCapital7 Corp.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

       Re: GigCapital7 Corp.
           Registration Statement on Form S-1
           Filed June 7, 2024
           File No. 333-280015
Dear Avi S. Katz:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. We note your disclosure that certain institutional investors, which you refer to as "non-
       managing investors," have expressed an interest to purchase up to approximately 99% of the units in this offering at the offering price. Please revise to disclose the potential material impact of these purchases on the public investors. Additionally, please tell us whether the potential limited number of public investors would impact your eligibility to list your securities on Nasdaq, clarify the number of non-managing sponsor investors who have expressed an interest in purchasing securities, and to the extent material, identify such investors. In addition, you also state that certain of these non-managing investors have committed to purchase shares from you in a private placement and you define "non-
       managing investors" on page 1 to refer to holders of your private placement shares prior to the offering. Please revise to clarify.
 July 4, 2024
Page 2
Summary, page 1

2. We note that your risk factor disclosure exceeds 15 pages in length. Please include in the forepart of the prospectus a series of concise, bulleted or numbered statements summarizing the principal factors that make an investment in the registrant or offering speculative or risky. Please refer to Item 105 of Regulation S-K.
3. We note that you disclose that your management has sponsored other special purpose acquisition companies. Please revise to add balancing disclosures, including the high level of competition you may face in pursuing business combination transaction candidates, which may negatively impact the acquisition terms you are able to negotiate. Revise to add the current post-combination companies' ticker symbols. For example, we noted that
       UpHealth, Inc. and Lightning eMotors appear to be currently trading on OTC Pink.
Risk Factors, page 38

4. Please revise to add a risk factor discussing the risks arising from the reduced public float because non-managing investors may purchase up to an aggregate of approximately 99%
       of the units in this offering.
5. Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction
       Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:
           liquidations that are not implemented to fall within the meaning of complete
       liquidation    in Section 331 of the Internal Revenue Code,
           extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
           de-SPACs, depending on the structure of the de-SPAC transaction.

       Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
If we seek shareholder approval of our initial business combination. . ., page
38

6. Please expand your disclosures to also discuss the large number of shares that may be owned by the non-managing investors and associated risks regarding their potential votes.
If we are deemed to be an investment company..., page 47

7. We note your disclosure regarding the consequences to you if you were deemed to be an investment company under the Investment Company Act. Please expand this disclosure to clarify that your warrants would expire worthless if you have to wind down your operations as a result of this status. Similarly, on page 63, please expand the risk factor
       "We may not be able to complete a business combination with certain potential target companies ..." to address that your warrants would expire worthless if you are required to liquidate.
 July 4, 2024
Page 3

Management, page 131

8. Your disclosures, including on page 151 and in the risk factors, state that your board is classified. You also have disclosures, including on page 87, indicating that your entire board will be elected each year. Please revise to reconcile your disclosures, and if you will have a classified board, revise this section to indicate to which class each director belongs.
Signatures, page II-5

9. Your disclosures indicate that your director nominees will become directors at effectiveness. Please revise your signature page to include the signatures of at least a majority of your board of directors, or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Jeffrey C. Selman, Esq.